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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                                 Commission File Number 0-26268

                          NOTIFICATION OF LATE FILING

         (Check One):  [X] Form 10-K and Form 10-KSB   [   ] Form 11-K
[   ] Form 20-F   [ ] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

For period ended: December 31, 1996


[  ] Transition Report on Form 10-K and        [  ] Transition Report on
     Form 10-KSB                                    Form 10-Q and Form 10-QSB
[  ] Transition Report on Form 20-F            [  ] Transition Report on
[  ] Transition Report on Form 11-K                 Form N-SAR

For the transition period ended:
                                -------------------------------------------

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        -----------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   Computron Software, Inc.
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Former name if applicable

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Address of principal executive office (Street and Number)

301 Route 17 North
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City, State and Zip Code     Rutherford, New Jersey  07070

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                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;





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[ X ]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Annual Report on Form 10-K for the period ended December 31, 1996 cannot be filed within the prescribed time period because the Company's independent auditors, Arthur Andersen LLP, have not yet completed an evaluation and reaudit of the Company's consolidated financial statements for the six years ended December 31, 1995. On January 27, 1997, the Company announced that information had come to the attention of the Board of Directors that may impact previously reported financial statements. The Company at that time asked Arthur Andersen LLP to assist in the evaluation of the possible impact of the information on previously reported financial statements. Subsequent to the January 27, 1997 announcement, Arthur Andersen LLP withdrew its reports on the Company's previously reported financial statements. As of the date hereof, the aforementioned evaluation and reaudit, and audit of the Company's 1996 financial statements has not been completed. Since the impact on previously reported financial statements has not been finally determined, Arthur
Andersen LLP will not allow its report to be included in the Annual Report on Form 10-K for the period ended December 31, 1996. Therefore, the 1996
Form 10-K cannot be filed within the prescribed time period.

                                    PART IV
                               OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification.

Michael R. Jorgensen                     (201)                   935-3400
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         (Name)                       (Area Code)           (Telephone number)

         (2)  Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [ X ] Yes   [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ X ] Yes   [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Computron Software, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    March 31, 1997                    By  /s/ Michael R. Jorgensen
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                                             Name:  Michael R. Jorgensen
                                             Title: Chief Financial Officer,
                                             Secretary, Exective Vice
                                             President and Treasurer





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                        [Arthur Andersen LLP Letterhead]







Securities and Exchange Commission
Washington, D.C. 20549

Re:      Annual Report on Form 10-K of Computron Software, Inc.

Dear Sirs/Madams:

Pursuant to Rule 12b-25(c) of the Securities Exchange Act of 1934, the undersigned hereby provides the Securities and Exchange Commission with a statement of the specific reasons why we are not able to supply on or before April 1, 1997 the audit report required to be included in the Annual Report on Form 10-K of Computron Software, Inc. (the "Company") for the period ended December 31, 1996.

The undersigned, the independent auditors of the Company, are in the process of completing an evaluation and reaudit of the Company's consolidated financial statements for the six years ended December 31, 1995. On January 27, 1997, the Company announced that information had come to the attention of the Board of Directors that may impact previously reported financial statements. The Company at that time asked our firm to assist in the evaluation of the possible impact of the information on such previously reported financial statements. We subsequently withdrew our reports on the Company's previously reported financial statements for each of the years ended December 31, 1990 through 1995. As of the date hereof, the aforementioned evaluation and reaudit, and audit of the Company's consolidated financial statements for the year ended December 31, 1996, has not been completed. Therefore, the impact on previously reported financial statements has not been finally determined and we cannot allow our report to be included in the Company's 1996 Annual Report on Form 10-K.


                                                   /s/ Arthur Andersen LLP
                                                   Arthur Andersen LLP

Boston, Massachusetts
March 31, 1997



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                            COMPUTRON SOFTWARE, INC.
                                FILE NO. 0-26268
                                  FORM 12B-25

                               PART IV ATTACHMENT


                 The Company expects that there will be a significant change in results of operations in the fiscal year 1996 from the corresponding period in 1995 as reflected in the earnings statements to be included in its 1996 Annual Report on Form 10-K. As stated in Part III of this Form 12b-25, Arthur Andersen LLP is engaged in an evaluation and reaudit of the Company's consolidated financial statements for the six years ended December 31, 1995. The aforementioned evaluation and reaudit, and the audit of the Company's consolidated financial statements for the year ended December 31, 1996, have not yet been completed, Therefore, the Company is unable to complete a reasonable estimate of the 1996 results reported in the 1996 Form 10-K that will significantly change from the corresponding prior period.